# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANDS' END, INC., CIK 0000799288
CUSIP: 51509F105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002107245

## Reporting persons
- LEWHP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,222,222; sole dispositive power 0; shared dispositive power 2,222,222; aggregate amount beneficially owned 2,222,222 (7.2% of the class)
  Comment: Item 11 is calculated based upon a total of 30,751,337 outstanding shares of Common Stock as of March 23, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2026.
- WH Topco, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,222,222; sole dispositive power 0; shared dispositive power 2,222,222; aggregate amount beneficially owned 2,222,222 (7.2% of the class)
  Comment: Item 11 is calculated based upon a total of 30,751,337 outstanding shares of Common Stock as of March 23, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2026.

## Item 1. Issuer
Name of issuer: LANDS' END, INC.
Address of issuer's principal executive offices: 5 Lands' End Lane, Dodgeville, WI 53595

## Item 2. Person Filing
Name of person filing: LEWHP, LLC ("LEWHP") and WH Topco, L.P. ("Topco" and, together with LEWHP, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons, 530 Fifth Avenue, 12th Floor, New York, NY 10036
Citizenship: LEWHP is a Delaware limited liability company. Topco is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.

The reported securities are directly held by LEWHP. As the indirect parent entity of LEWHP, Topco may be deemed to share voting and dispositive power over, and therefore beneficial ownership of, the Common Stock directly held by LEWHP.
Percent of class:
See responses to Row 11 on each cover page.

Such percentage is calculated based upon a total of 30,751,337 outstanding shares of Common Stock as of March 23, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2026.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 4(a) and Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 4(a) and Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 JOINT FILING AGREEMENT

## Signatures
- LEWHP, LLC: /s/ Yehuda Shmidman, Yehuda Shmidman, Chief Executive Officer (04/02/2026)
- WH Topco, L.P.: /s/ Yehuda Shmidman, Yehuda Shmidman, Chief Executive Officer (04/02/2026)